UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of March 2019

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F     ⃞        40-F     ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:     ⃞        No:     ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:     ⃞        No:     ⊠

Annexia International selects Sierra Wireless services to deploy global asset tracking solution

Sierra Wireless’ Smart IoT Connectivity allows asset tracking solution to turn traditional passive assets into smart transportation equipment

VANCOUVER, British Columbia--(BUSINESS WIRE)--March 21, 2019--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), the leading provider of fully integrated device-to-cloud solutions for the Internet of Things (IoT), today announced that Annexia International Inc., an expert in ultra-low-power asset tracking devices, has chosen Sierra Wireless’ Smart IoT Connectivity for global deployment of its NStarTM asset tracking and management solution.

Kim L. Lim, co-founder of Annexia, said: “Knowing the location and status of cargo in transit is key to ensuring that shipments arrive in the right place, at the right time and in good condition. Our data shows that every one percent improvement in asset utilization generates an additional $1,200 in revenue annually, per unit, from more efficient fleet operations, planning and inventory management. Sierra Wireless’ IoT services enabled us to turn traditional equipment into connected, data-rich transportation assets that generate additional revenue for our customers, as well as deploy our solution globally without having to manage multiple carrier agreements.”

Reliable access to real-time information about asset location and status is critical for logistics and shipping companies. Disruptions can have serious impacts on customer satisfaction and a company’s bottom line if deliveries are delayed or dispatch is inefficient. However, tracking intermodal assets as they are transferred from truck to plane to train can be a challenge, particularly because of the harsh environments these assets are exposed to and the lack of access to a permanent power source. Using Sierra Wireless Smart IoT Connectivity, Annexia International is helping companies overcome this challenge by enabling them to quickly convert existing container chassis and trailers into smart transportation assets.

Marc Overton, Chief Solutions Officer, Sierra Wireless, said: “Annexia chose Sierra Wireless because no other IoT player is able to provide the same in-depth understanding of asset tracking applications. By working with Sierra Wireless to transform traditional assets, Annexia was able to create new revenue opportunities and provide their customers with meaningful data and an improved service.”

Annexia’s solution couples a web-based asset management platform with the company’s NStar technology to take the guess work out of shipping. Customers have access to real-time asset location and inventory data, equipment use rates and vehicle idling, mileage and trip reports. Optional add-on sensors provide data on vehicle status, including weight detection and ABS monitoring. Installed onto any chassis or trailer in just a few minutes, NStar allows logistics and shipping companies to track assets from the production plant to their final destination. NStar is connected using Sierra Wireless' Smart IoT Connectivity, enabling them to take full advantage of data collected at the edge and deliver actionable insights to their customers. With Sierra Wireless’ solution, Annexia can deploy almost anywhere in the world and provide customers with a superior product.

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Resources:

Whitepaper: How IoT Enables Mobile Asset Tracking Throughout the Supply Chain

On-Demand Webinar: Expert Panel: How IoT Enabled Asset Tracking Drives Supply Chain Transformation

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is an IoT pioneer, empowering businesses and industries to transform and thrive in the connected economy. Customers Start with Sierra because we offer a device to cloud solution, comprised of embedded and networking solutions seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide rely on our expertise in delivering fully integrated solutions to reduce complexity, turn data into intelligence and get their connected products and services to market faster. Sierra Wireless has more than 1,300 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“Sierra Wireless” is a registered trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Kim Homeniuk
Sierra Wireless
Media Relations
phone: +1 604 233 8028
pr@sierrawireless.com

David Climie
Sierra Wireless
Investor Relations
phone: +1 604 321 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	March 21, 2019